Exhibit 99.1

PROQR THERAPEUTICS  N.V.

Index to Unaudited Condensed Consolidated Financial Statements

PAGE
Unaudited Condensed Statement of Financial Position as of December 31, 2013 and September 30, 2014	F-2
Unaudited Condensed Statements of Comprehensive Loss for the Three Months Ended September 30, 2013 and 2014 and the Nine Months Ended September 30, 2013 and 2014	F-3
Unaudited Condensed Statements of Changes in Equity for the Nine Months Ended September 30, 2013 and 2014	F-4
Unaudited Condensed Statements of Cash Flow for the Three Months Ended September 30, 2013 and the Nine Months Ended September 30, 2014	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Financial Position

(€ in thousands)

	December 31, 2013	September 30, 2014
Assets
Current assets
Cash and cash equivalents	€4,129	€115,257
Other Receivables	59	192
Social securities and other taxes	73	408

Total current assets	4,261	115,857

Property, plant and equipment	204	732
Intangible assets	39	39

Total assets	4,504	116,628

Liabilities and stockholders’ equity
Current liabilities
Deferred revenues	—	293
Convertible loan	2,514	—
Finance lease liabilities	35	15
Trade payables	745	1,103
Social securities and other taxes	29	31
Pension premiums	17	77
Other current liabilities	262	1,115

Total current liabilities	3,602	2,634

Finance lease liabilities	48	41
Borrowings	943	2,751

Total liabilities	4,593	5,426

Stockholders’ equity
Shareholders’ equity	(89)	111,202

Total liabilities and stockholders’ equity	€4,504	€116,628

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Comprehensive Loss

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2013	2014	2013	2014
Other income	€—	€—	€116	€4
Research and development costs	(686)	(2,457)	(1,300)	(6,994)

General and administrative costs	(196)	(2,380)	(440)	(4,510)

Total operating costs	(882)	(4,837)	(1,740)	(11,504)
Operating result	(882)	(4,837)	(1,624)	(11,500)
Finance income and expense	6	1,462	5	1,410

Result before corporate income taxes	(876)	(3,375)	(1,619)	(10,090)
Income taxes	—	—	—	—

Net loss (attributable to equity holders of the Company	(876)	(3,375)	(1,619)	(10,090)
Other comprehensive income	—	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	€(876)	€(3,375)	€(1,619)	€(10,090)

Share information
Weighted average number of shares outstanding[1,2]	6,108,152	7,916,686	5,318,716	6,952,792
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)	(0.14)	(0.43)	(0.30)	(1.45)
Basic and diluted loss per share[1]	€(0.14)	€(0.43)	€(0.30)	€(1.45)

[1]	For the periods included in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.
[2]	On September 23, 2014, the Company’s IPO took place, as of that date, the number of shares issued and outstanding increased to 23,338,154.

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Changes in Equity

(€ in thousands)

	Number of shares		Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Accumulated Deficit	Total Equity
	Ordinary	Preferred
Balance at January 1, 2013	3,413,292	—	€33	€484	—	€(418)	€99
Net loss	—	—	—	—	—	(1,619)	(1,619)
Recognition of share-based payments	—	—	—	—	2	—	2
Shares issued in the period	3,592,773	—	35	2,998	—	—	3,033
Treasury shares issued	(897,913)	—	(9)	—	—	—	(9)

Balance at September 30, 2013	6,108,152	—	59	3,482	2	(2,037)	2,506

Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(10,090)	(10,090)
Recognition of share-based payments	—	—	—	—	406	—	406
Shares issued in the period	9,490,336	8,265,179	880	122,291	—	—	123,171
Conversion of preferred shares	8,265,179	(8,265,179)
Treasury shares issued	(525,513)	—	(5)	(2,191)			(2,196)

Balance at September 30, 2014	23,338,154	—	€934	€123,582	€447	€(13,761)	€111,202

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS B.V.

Unaudited Condensed Statement of Cash Flows

(€ in thousands)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30,
	2013	2014	2013	2014
Cash flows from operating activities

Net loss	€(876)	€(3,375)	€(1,619)	€(10,090)
Adjustments for:
— Depreciation	8	26	11	65
— Share-based payment expenses	2	178	2	406
— Financial income and expense	(4)	(1,462)	(5)	(1,410)

- Changes in other receivables	2	(145)	(93)	(468)
- Changes in trade and other payables	89	350	294	1,873
Corporate income tax paid	—	—	—	—
Interest received	4	129	5	148

Net cash used in operating activities	(775)	(4,299)	(1,405)	(9,476)

Cash flow from investing activities
Purchases of property, plant and equipment	(171)	(344)	(258)	(594)
Purchases of intangible assets	—	—	—	—

Net cash used in investing activities	(171)	(344)	(258)	(594)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	80,258	3,023	118,100 [1]
Proceeds from borrowings	142	1	246	1,667
Redemption of financial lease	—	(10)	—	(27)

Net cash generated by financing activities	142	80,249	3,269	119,740

Net increase in cash and cash equivalents	(804)	75,606	1,606	109,670

Currency effect cash and cash equivalents	—	1,458	—	1,458
Cash and cash equivalents, at beginning of the period	2,659	38,193	249	4,129

Cash and cash equivalents at the end of the period	€1,855	€115,257	€1,855	€115,257

[1]	Net of non-cash conversion of convertible loan

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS B.V.

Notes to Unaudited Condensed Financial Statements

1. General information

ProQR Therapeutics N.V., or ProQR or the Company is a development stage company that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the Nasdaq Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and has been reorganized from a private company with limited liability to a public company with limited liability on September 15, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Darwinweg 24, 2333 CR Leiden, the Netherlands.

As used in these condensed interim financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V.

2. Significant Accounting Policies

These unaudited interim condensed financial statements have been prepared in accordance with International Accounting Standard 34, or IAS 34, “Interim Financial Reporting”. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these unaudited interim condensed financials are disclosed in Note 4. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2014.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period, The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed Interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2013. New Standards and Interpretations, which became effective as of January 1, 2014, did not have a material impact on our condensed interim financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to Note 8 of the Company’s annual financial statements for the year ended December 31, 2013 for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

For options granted on September 17, 2014, the Company used the opening price of the Company’s stock on September 18, 2014, the first day of trading of the Company’s stock on the Nasdaq Global Market, which amounted to US$13.00 (€10.03) as the value of its ordinary shares.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the Company. Management’s judgment is that such convincing evidence is currently not sufficiently available.

5. Cash and Cash Equivalents

The cash balance as of September 30, 2014 includes the receipt of the net proceeds from the Company’s September 2014 Initial Public Offering of shares on the Nasdaq Global Market. At September 30, 2014, a significant portion of the cash balance is denominated in US dollars. The cash balances are held at banks with investment grade credit ratings.

6. Current liabilities

As of September 30, 2014 and at December 31, 2013, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed and other miscellaneous liabilities. The accrued liabilities as of September 30, 2014 increased compared to December 31, 2013 as a result of the increased level of research and development activities and as a result of increased staffing related accruals, as well as a result of deferral of received grant revenues. The majority of the Company’s current liabilities are denominated in euros.

December 2013 Convertible Loan

On November 15, 2013 the Company issued a convertible loan equaling €2,500,000 to certain existing shareholders. The loan had an interest of 6% per annum and was converted into preferred shares in the April 2014 financing. The participants in the convertible loan received an agreed-upon discount to the per share purchase price of newly issued preferred shares.

7. Borrowings

	December 31, 2013	September 30, 2014
	(€ in thousands)
Innovation credit	€922	€2,588
Accrued interest on innovation credit	21	163

	€943	€2,751

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, via its agency RVO (previously: “AgentschapNL”) of the Ministery of Economic Affairs, for the Company’s Cystic Fibrosis program The credit was increased during calendar year 2013. The credit covers 35% of the costs incurred in respect of the program up to a maximum of € 5.0 million through November 30, 2015.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest is repayable in three instalments on January 31, 2017, January 31, 2018 and January 31, 2019, depending on the technical success of the program.

The assets of the Company that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

8. Shareholders’ equity

The paid-in capital at September 30, 2014, amounting to €934,000 consists of 23,338,154 ordinary shares with a nominal value of €0.04 per share. All issued shares have been fully paid in cash.

On September 18, 2014, the Company was listed at the Nasdaq Global Market under ticker symbol PRQR. In connection with this listing, the Company issued a total 8,625,000 ordinary shares against the initial public offering price of US$13.00, resulting in gross proceeds of US$112,125,000 (€87,202,000). The number of shares issued includes the exercise of the overallotment option granted to the underwriters. The net increase in equity from the offering amounted to €80,376,000, net of €6,826,000 of underwriting discounts and offering expenses processed through share premium. Offering expenses of €1,763,000 were included in the statement of comprehensive loss as general and administrative costs.

On September 15, 2014, we effected a capital reorganization which had the effect of a 101.804232-for-1 forward split of ordinary and preferred shares and conversion of the preferred shares into ordinary shares. As a result of this, the Company has only class of shares left, i.e. ordinary shares. All share, per-share and related information presented in these unaudited condensed financial statements and accompanying footnotes have been retroactively adjusted, where applicable, to reflect the impact of the share split.

Treasury shares

All treasury shares presented in the statement of changes in equity relate to ordinary shares that have legally been issued, but that are within control of the Company. Therefore, these shares are presented as treasury shares.

9. Research and development costs

The research and development costs increased to €6,994,000 for the nine months ended September 30, 2014 from €1,300,000 for the nine months ended September 30, 2013 and comprise allocated employee costs including share-based payments, the costs of materials and laboratory consumables, license and intellectual property costs and allocated other costs. The expenses mainly increased due to additional research and development activities in support of the progression of the QR-010 project through the development phases as well as the start of other ProQR programs in research.

10. General and administrative costs

General and administrative costs increased to €4,510,000 for the nine months ended September 30, 2014 from €440,000 for the nine months ended September 30, 2013. The increase is primarily due to:

•	The expensed portion of the costs associated with the preparation of the Company’s IPO on the Nasdaq Global market (€1,763,000) ,

•	A grant to ProQR’s protection foundation, as well as

•	Growth of the Company and the adoption of our Option Plan in September 2013.

11. Other relevant information

(a) Clinical support agreement

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $3 million to support the clinical development of QR-010.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to CFFT of up to approximately $80 million, payable in three equal annual installments following the first commercial sale of QR-010, the first of which is due within 90 days following the first commercial sale. The Company is also obligated to make a one-time milestone payment to CFFT of up to $3 million if net sales of QR-010 exceed $500 million in a calendar year. Lastly, the Company is obligated to make a payment to CFFT of up to approximately $6 million if it transfers, sells or licenses QR-010 other than for certain clinical or development purposes, or if the Company enters into a change of control transaction. Either CFFT or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

(b) Other related party transactions

The Company had loan agreements with the Foundation “Stichting ProQR Therapeutics Participation”, which was a related party, because Daniel de Boer, our chief executive officer and member of the Company’s management board, was also chairman of the Foundation. On September 23, 2014, the loan was terminated against transfer of the treasury shares to the Company.

12. Events after balance sheet date

On October 8, 2014 the company entered in an agreement with PARI Pharma GmbH, pursuant to which the company is granted exclusive access to the use of the PARI e-flow nebulizer for the administration of nucleotide-based drugs in ΔF508 mutation in Cystic Fibrosis, with the exclusive option to expand this exclusivity to the use in other CF mutations. Pursuant to the terms the company has made an upfront payment, hourly fees for development work and is obligated to make sales-based royalty payments after market authorization. The company is obligated to make a one-time payment in case the company terminates the agreement after regulatory approval of the product. The company may terminate the agreement for any reason.